Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA

Hof

ISIN: DE0005785802 // WKN: 578580
ISIN: US3580291066 // CUSIP: 358029106

Announcement pursuant to
sections 246 para. 4 sentence 1, 249 para. 1 sentence 1
German Stock Corporation Act (Aktiengesetz)

Pursuant to sections 246 para. 4 sentence 1, 249 para. 1 sentence 1 German Stock Corporation Act (Aktiengesetz), we announce that another action for contestation and annulment (Anfechtungs- und Nichtigkeitsklage) has been filed against the resolution adopted at the extraordinary general meeting of Fresenius Medical Care AG & Co. KGaA on July 14, 2023 regarding agenda item 1 (resolution on the conversion of the company into the legal form of a stock corporation). This action has been filed before the Regional Court of Frankfurt a.M. (Landgericht Frankfurt a.M.), 5th Chamber for Commercial Matters (5. Kammer für Handelssachen), and has been pending (ist rechtshängig) under file number 3-05 O 539/23 since November 3, 2023.

Hof, this November 2023

Fresenius Medical Care AG & Co. KGaA

The General Partner
Fresenius Medical Care Management AG

The Management Board